

Report to Stockholders · 2005

SALISBURY BANCORP, INC.

the holding company for

SALISBURY BANK AND TRUST COMPANY

Salisbury Bancorp, Inc.



Salisbury Bank and Trust Company

Board of Directors

  

Louis E. Allyn II, *President, Allyndale Corporation*
John R.H. Blum, *Attorney, Presiding Director, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company*
Louise F. Brown, *Attorney, Partner, Ackerly Brown LLP*

  

Richard J. Cantele, Jr., *President and Chief Operating Officer, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company*
Robert S. Drucker, *Proprietor, Bob's Clothing and Barrington Outfitters*
Nancy F. Humphreys, *Citigroup New York, Citibank as Managing Director and Treasurer of Global Corporate Investment Bank North America (retired)*

  

Holly J. Nelson, *Tour Operator, Horses North LLC, member in Oblong Property Management, LLC*
John F. Perotti, *Chairman and Chief Executive Officer, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company*
Michael A. Varet, *Attorney, Partner, DLA Piper Rudnick Gray Cary US LLP*

Annual Stockholders Meeting

Wednesday, May 10, 2006
at 4:00 p.m.

The Interlaken Inn
74 Interlaken Road
Lakeville, Connecticut 06039

Profile of the Corporation

Salisbury Bancorp, Inc. is a banking and financial services holding company that was organized in August of 1998. The Company's sole subsidiary is Salisbury Bank and Trust Company (SBT), which is chartered as a state bank and trust company by the State of Connecticut. Salisbury Bank and Trust Company was formed in 1925 by the merger of the Salisbury Savings Society, founded in 1848, and the Robbins Burrall Trust, founded in 1874.

A commercial bank with assets of $402,922,293 at December 31, 2005, SBT's broad range of services includes an extensive array of deposit services, multiple mortgage products, and various other types of loans designed to meet the financial needs of its customers. SBT also has a full-service Trust and Investment Services division which offers financial planning, trust and estate administration and investment management services. SBT has six full-service banking offices located in Lakeville, Salisbury, Sharon, and Canaan, Connecticut, and South Egremont and Sheffield, Massachusetts, serving customers primarily from Litchfield County in Connecticut, Dutchess and Columbia Counties in New York, and Berkshire County in Massachusetts.

Salisbury Bancorp's shares are traded on the American Stock Exchange under the symbol "SAL."

For more information, call us at 860-435-9801 or visit our web site: www.salisburybank.com

On the cover, runoff from a sudden October 2005 rainstorm in Cornwall, Connecticut.

CONTENTS

The Mission Statement of Salisbury Bank and Trust Company

The Salisbury Bank and Trust Company strives to be the leading community bank in the Tri-State Area. We are committed to providing professional services in a friendly and responsive manner. We are dedicated to being an active corporate citizen in the communities we serve. We will inspire our staff to grow personally and professionally. Our achievement of these goals will continue to assure customer satisfaction, profitability, and enhanced stockholder value.









Salisbury Bank and Trust Company Advisory Board

Pictured from left: Mary Cooper, Edward O. Heacox, Mary T. Kirby, Eileen M. Mulligan, Barclay Prindle, Richard Rennia, John P. Tuke *Not pictured:* Jean R. Perotti

A Message to Stockholders

Salisbury Bank and Trust Company has and continues to focus on creating and delivering comprehensive financial products and services that meet the needs of our customers. As our customers lives become more and more hectic, we continually strive to introduce these products and services in the most efficient and convenient manner possible. Toward that end, we opened our sixth full service branch at 73 Main Street in Sheffield, Massachusetts in March of 2005. We have established several new account relationships as a result, and existing customers living or working in the Sheffield area have expressed their appreciation for the added convenience of a local branch.

Year-end 2005 marked the end of the first full year of operations for the two community-oriented financial institutions which were blended into one as a result of the merger of Canaan National Bank and Salisbury Bank and Trust Company. We were confident from the start that our similar cultures and our technologies would complement each other and could only make us better. By combining the two outstanding teams of personnel, our stockholders and customers have benefited from the strengths created by the acquisition.



The Leadership Team

Pictured from left:

John F. Perotti
Chairman and Chief Executive Officer, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company

Richard J. Cantele, Jr.
President and Chief Operating Officer, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company

John F. Foley
Chief Financial Officer and Treasurer, Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company

I am pleased to report that net income for 2005 increased 13.50% and totaled $4,561,341 which represents earnings per average share outstanding of $2.71. This compares to net income of $4,018,942 reported in 2004 which reflected earnings per average share outstanding of $2.67. This is the eleventh consecutive year that net income has increased over the previous year. Total risk based capital increased to 15.76% in 2005 from 12.13% at year end 2004 and the Company's leverage ratio totaled 8.27% for the period ended December 31, 2005, compared to 7.22% for the same period in 2004. These capital ratios comfortably exceed those required by regulatory standards to be classified as a "well capitalized" bank.

During the year, loans outstanding increased 6.91% and totaled $218,615,319. This compares to loans outstanding of $204,490,045 at year end 2004. This loan growth is primarily attributable to a restructuring of our business development program that was implemented during the year. We are very pleased with our progress, and we believe that there are future opportunities in this area as we move into 2006. Our Trust and Investment Services division also had a very successful year as assets under management increased 4.2% to $306 million. Income totaled $1,571,311 which represented an increase of 11.38%. As we move into 2006, we are excited to announce that our Trust and Investment Services division has partnered with Bradley, Foster and Sargent, Inc., a highly regarded independent investment advisory firm based in Hartford, Connecticut. This partnership is unique in that Bradley, Foster and Sargent offers a broader scope of high quality professional investment services designed to meet their clients' long-term investment objectives through prudent and time tested investment management techniques. This new relationship complements our existing portfolio of products and services as it provides our clients with an extremely focused and personalized approach to managing their money.

We were saddened this past year by the untimely death of Dana Bartholomew. Dana joined our board in October, 2004, and served as a Director of the Canaan National Bank since 1991. Dana was a real people person, extremely active in the local community of Sheffield, and was well known and respected in all of Berkshire County.

Walt Shannon, a Director since 1993, decided to retire in January of 2006. Walt was very active and had lots of energy when it came to supporting the Bank. We wish him well and hope that he enjoys many happy and healthy years of retirement.

I would like to take this opportunity to thank our Board of Directors, Advisory Board, our Management Team, and each and every one of our employees for the energy and dedication put forth this past year. It is they that truly set us apart from our competition. Our people live locally, are involved in the communities in which they live, and care deeply about the area.

John F. Perotti,
Chairman and
Chief Executive Officer



The Senior Management Team

Pictured from top left:

Gerard J. Baldwin, *Executive Vice President*
Todd M. Clinton, *Senior Vice President, Chief Technology and Compliance Officer*
Diane E.R. Johnstone, *Senior Vice President and Trust Officer*
Geoffrey A. Talcott, *Senior Vice President and Chief Lending Officer*
Joseph C. Law, *Vice President, Loan Administration*
Darrel S. Long, *Vice President, Operations*
Lana J. Morrison, *Vice President and Secretary*
Melanie K. Neely, *Vice President, Finance*
Betsy A. Summerville, *Vice President, Special Projects*



Employees of the Quarter for 2005

Pictured from top left:

Andrea Campbell, Kathy Hawley,
Robert J. Lotz, Tammy Martel

SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY

At or For the Years Ended December 31

	2005	2004	2003	2002	2001
		(dollars in thousands except per share data)			
Statement of Condition Data:					
Loans, Net	**$215,989**	$201,978	$139,563	$135,632	$143,066
Allowance For Loan Losses	**2,626**	2,512	1,664	1,458	1,445
Investments	**151,168**	184,286	147,021	138,435	105,593
Total Assets	**402,922**	423,101	311,100	293,107	283,602
Deposits	**287,271**	298,842	218,457	211,037	201,351
Borrowings	**71,016**	79,213	60,897	51,891	53,004
Stockholders' Equity	**41,442**	40,700	28,850	27,345	23,363
Nonperforming Assets	**773**	2,267	685	1,400	587
Statement of Income Data:					
Interest and Fees on Loans	**$13,320**	$9,592	$9,226	$9,677	$11,344
Interest and Dividends on Securities and Other Interest Income	**7,496**	6,959	6,423	6,481	5,746
Interest Expense	**7,352**	5,659	5,613	6,898	8,301
Net Interest Income	**13,464**	10,892	10,036	9,260	8,789
Provision for Loan Losses	**210**	250	313	300	150
Trust Department Income	**1,571**	1,411	1,252	1,100	1,070
Other Income	**2,084**	1,854	1,674	1,388	1,187
Net Gain (Loss) on Sales of Securities	**1,210**	1,490	1,058	634	130
Other Expenses	**12,444**	10,603	8,599	7,775	6,755
Pre Tax Income	**5,676**	4,794	5,108	4,307	4,271
Income Taxes	**1,114**	775	1,268	1,108	1,370
Net Income	**$4,561**	$4,019	$3,840	$3,199	$2,901
Per Share Data:					
Earnings per common share	**$2.71**	$2.67	$2.70	$2.25	$2.03
Earnings per common share, assuming dilution	**$2.71**	$2.67	$2.70	$2.25	$2.03
Cash Dividends Declared per share	**$1.00**	$0.96	$0.92	$0.88	$0.84
Book Value (at year end)	**$24.61**	$24.19	$20.26	$19.21	$16.43
Selected Statistical Data:					
Return on Average Assets	**1.12%**	1.14%	1.24%	1.13%	1.14%
Return on Average Stockholders' Equity	**10.81%**	12.34%	13.47%	12.63%	12.25%
Dividend Payout Ratio	**36.90%**	35.96%	34.07%	39.11%	41.38%
Average Stockholders' Equity to Average Assets	**10.38%**	9.20%	9.21%	8.92%	9.27%
Net Interest Spread	**3.35%**	3.22%	3.37%	3.21%	2.91%
Net Interest Margin	**3.89%**	3.63%	3.80%	3.80%	3.71%

The following provides Management's comments on the financial condition and results of operations of Salisbury Bancorp, Inc. (the "Company"), a Connecticut corporation which is the holding company for Salisbury Bank and Trust Company, (the "Bank"). The Company's sole subsidiary is the Bank, which has six (6) full service offices including a Trust and Investment Services Division located in the towns of North Canaan, Lakeville, Salisbury and Sharon, Connecticut and South Egremont and Sheffield, Massachusetts. The Company and the Bank were formed in 1998 and 1848, respectively. In order to provide a foundation for building stockholder value and servicing customers, the Company remains committed to investing in the technological and human resources necessary to developing new personalized financial products and services to meet the needs of customers. This discussion should be read in conjunction with the Company's consolidated financial statements and the notes to the consolidated financial statements that are presented as part of this Annual Report.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2005 and 2004

Overview

The reported earnings for the Company totaled $4,561,000 in 2005, an increase of $542,000 or 13.49% over year 2004 earnings of $4,019,000. Earnings per average share outstanding totaled $2.71 in 2005. This compares to earnings per average share outstanding of $2.67 in 2004 and $2.70 in 2003. The increase in earnings per share is primarily the result of the increased base of earnings assets following the merger with Canaan National Bancorp, Inc. on September 10, 2004.

The Company's assets at December 31, 2005 totaled $402,922,000 compared to total assets of $423,101,000 at December 31, 2004. The decrease is primarily attributable to a reduction in the securities portfolio. During the year 2005, net loans outstanding increased $14,011,000 or 6.94% and total $215,989,000. This compares to net loans outstanding of $201,978,000 at December 31, 2004. The Bank continues to monitor the quality of the loan portfolio to ensure that loan quality will not be sacrificed for growth or otherwise compromise the Company's objectives. Nonperforming loans totaled $773,000 at December 31, 2005 as compared to nonperforming loans totaling $2,267,000 at December 31, 2004. This represents a decrease of $1,494,000 or 65.90%. Deposits at December 31, 2005 totaled $287,271,000 as compared to total deposits of $298,842,000 at December 31, 2004, representing a decrease of $11,571,000.

The Company is "well capitalized". The Company's risk-based capital ratios at December 31, 2005, which includes the risk-weighted assets and capital of the Salisbury Bank and Trust Company, were 14.58% for Tier 1 capital and 15.76% for total capital. The Company's leverage ratio was 8.27% at December 31, 2005. This compares to a Tier 1 capital ratio at December 31, 2004 of 11.12%, a total capital ratio of 12.13% and a Company leverage ratio of 7.22%. As a result of the Company's financial performance, the Board of Directors increased total dividends declared on the Company's common stock to $1.00 per share in 2005. This compares to a $.96 per share dividend declared in 2004 and a $.92 per share dividend that was declared in 2003.

Critical Accounting Estimates

In preparing the Company's financial statements, management selects and applies numerous accounting policies. In applying these policies, management must make estimates and assumptions. The accounting policy that is most susceptible to critical estimates and assumptions is the allowance for loan losses. The determination of an appropriate provision is based on a determination of the probable amount of credit losses in the loan portfolio. Many factors influence the amount of future loan losses, relating to both the specific characteristics of the loan portfolio and general economic conditions nationally and locally. While management carefully considers these factors in determining the amount of the allowance for loan losses, future adjustments may be necessary due to changed conditions, which could have an adverse impact on reported earnings in the future. (See "Provisions and Allowance for Loan Losses".)

Net Interest and Dividend Income

The Company earns income from two basic sources. The primary source is through the management of its financial assets and liabilities and involves functioning as a financial intermediary. The Company accepts funds from depositors and borrows funds and either lends the funds to borrowers or invests those funds in various types of securities. The second source is fee income, which is discussed in the noninterest income section of this analysis.
Net interest income is the difference between the interest and fees earned on loans, interest and dividends earned on securities (the Company's earning assets) and the interest expense paid on deposits and borrowed funds, primarily in the form of advances from the Federal Home Loan Bank. The amount by which interest income will exceed interest expense depends on two factors: (1) the volume or balance of earning assets compared to the volume or balance of interest-bearing deposits and borrowed funds and (2) the interest rate earned on those interest-earning assets compared with the interest rate paid on those interest-bearing deposits and borrowed funds. For this discussion, net interest income is presented on a fully taxable-equivalent ("FTE") basis. FTE interest income restates reported interest income on tax exempt loans and securities as if such interest were taxed at the applicable State and Federal income tax rates for all periods presented.

(dollars in thousands)	December 31,		
	2005	2004	2003
Interest and Dividend Income (financial statements)	**$20,816**	$16,551	$15,650
Tax Equivalent Adjustment	**1,200**	1,182	1,075
Total Interest and Dividend Income (on an FTE basis)	**22,016**	17,733	16,725
Interest Expense	**(7,352)**	(5,659)	(5,613)
Net Interest and Dividend Income-FTE	**$14,664**	$12,074	$11,112

The Company's 2005 total interest and dividend income on an FTE basis for the period ended December 31, 2005 increased $4,283,000 or 24.15% when compared to the same period in 2004. The increase is primarily attributable to an increase in earning assets as well an economic environment experiencing a slow increase in interest rates.

Interest expense on deposits in 2005 increased $1,432,000 or 52.28% to $4,171,000 compared to $2,739,000 for the corresponding period in 2004 and $2,866,000 in 2003. Interest expense for Federal Home Loan Bank advances increased $261,000 to $3,181,000 in 2005 compared to $2,920,000 in 2004 and $2,747,000 in 2003. The increase was primarily the result of an increase in advances during the year. Although competition remains aggressive and interest margins continue to be pressured, net interest and dividend income on an FTE basis increased $2,590,000 or 21.45% over 2004 and totaled $14,664,000 for the year ended December 31, 2005 compared to net interest and dividend income on an FTE basis of $12,074,000 for the year ended December 31, 2004 and $11,112,000 for the year ended 2003.

Net interest margin is net interest and dividend income expressed as a percentage of average earning assets. It is used to measure the difference between the average rate of interest and dividends earned on assets and the average rate of interest that must be paid to support those assets. To maintain its net interest margin, the Company must manage the relationship between interest earned and paid. The Company's 2005 net interest margin on an FTE basis was 3.89%. This compares to a net interest margin of 3.63% for 2004. The following table reflects average balances, interest earned or paid and rates for the three years ended December 31, 2005, 2004 and 2003. The average loan balances include both non-accrual and restructured loans. Interest earned on loans also includes fees on loans such as late charges that are not deemed to be material. Interest earned on tax exempt securities in the table is presented on a fully taxable-equivalent basis ("FTE"). A federal tax rate of 34% was used in performing these calculations. Actual tax exempt income earned in 2005 was $2,329,000 with a yield of 4.44%. Actual tax exempt income in 2004 totaled $2,294,000 with a yield of 4.68% and in 2003 actual tax exempt income was $2,086,000 with a yield of 4.78%.

YIELD ANALYSIS

Average Balances, Interest Earned/Paid and Rates

(dollars in thousands)	Year Ended December 31								
	2005			2004			2003		
	AVERAGE BALANCE	**INTEREST EARNED/ PAID**	**YIELD RATE**	AVERAGE BALANCE	INTEREST EARNED/ PAID	YIELD RATE	AVERAGE BALANCE	INTEREST EARNED/ PAID	YIELD RATE
ASSETS									
Interest-Earning Assets:									
Loans	**$208,786**	**$13,320**	**6.38%**	$160.382	$9.592	5.98%	$142.752	$9.226	6.46%
Taxable Securities	**$112,746**	**$5,097**	**4.52%**	$117.535	$4.613	3.92%	$101.931	$4.299	4.22%
Tax-Exempt Securities*	**$52,435**	**$3,529**	**6.73%**	$49.017	$3.475	7.09%	$43.603	$3.161	7.25%
Federal Funds	**$1,840**	**$48**	**2.61%**	$3.455	$39	1.13%	$3.125	$29	0.93%
Other Interest-Earning	**$1,096**	**$22**	**2.01%**	$1.809	$14	0.77%	$1.359	$10	0.74%
Total Interest-Earning Assets	**$376,903**	**$22,016**	**5.84%**	$332.198	$17.733	5.34%	$292.770	$16.725	5.71%
Allowance for Loan Losses	**($2,652)**			($1.952)			($1.468)		
Cash & Due From Banks	**$8,189**			$7.987			$6.425		
Premises. Equipment	**$6,432**			$3.865			$3.000		
Net unrealized (loss)gain on AFS Securities	**($2,127)**			($412)			$2.316		
Other Assets	**$19,707**			$12.330			$6.403		
Total Average Assets	**$406,452**			$354.016			$309.446		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
NOW/Money Market Deposits	**$81,602**	**$1,229**	**1.51%**	$62.681	$382	0.61%	$59.521	$363	0.61%
Savings Deposits	**$59,466**	**$456**	**0.77%**	$54.596	$373	0.68%	$45.975	$450	0.98%
Time Deposits	**$86,794**	**$2,486**	**2.86%**	$75.241	$1.984	2.64%	$68.898	$2.054	2.98%
Borrowed Funds	**$67,793**	**$3,181**	**4.69%**	$74.954	$2.920	3.90%	$65.282	$2.746	4.21%
Total Interest-Bearing Liabilities	**$295,655**	**$7,352**	**2.49%**	$267.472	$5.659	2.12%	$239.676	$5.613	2.34%
Demand Deposits	**$65,591**			$51.649			$38.998		
Other Liabilities	**$3,008**			$2.329			$2.130		
Stockholders' Equity	**$42,198**			$32.566			$28.642		
Total Liabilities and Stockholders' Equity	**$406,452**			$354.016			$309.446		
Net Interest Income		**$14,664**			$12.074			$11.112	
Net Interest Spread			**3.35%**			3.22%			3.37%
Net Interest Margin			**3.89%**			3.63%			3.80%

* Presented on a fully taxable equivalent ("FTE") basis

Volume and Rate Variance Analysis of Net Interest and Dividend Income
(Taxable equivalent basis)

(dollars in thousands)	*2005 over 2004*			*2004 over 2003*		
	Volume	*Rate*	*Total*	*Volume*	*Rate*	*Total*
Increase (decrease) in:						
Interest and dividend income on:						
Loans	**$ 2,895**	**$ 833**	**$ 3,728**	$ 1,139	$ (773)	$ 366
Taxable investment securities	**(188)**	**672**	**484**	658	(344)	314
Tax-exempt investment securities	**242**	**(188)**	**54**	393	(79)	314
Other interest earning	**(23)**	**40**	**17**	6	8	14
Total interest and dividend income	**$ 2,926**	**$ 1,357**	**$ 4,283**	$ 2,196	$(1,188)	$ 1,008
Interest expense on:						
NOW/Money Market deposits	**$ 115**	**$ 732**	**$ 847**	$ 19	$ 0	$ 19
Savings deposits	**33**	**50**	**83**	84	(161)	(77)
Time deposits	**305**	**197**	**502**	189	(259)	(70)
Borrowed funds	**(279)**	**540**	**261**	407	(233)	174
Total interest expense	**$ 174**	**$ 1,519**	**$ 1,693**	$ 699	$ (653)	$ 46
Net interest and dividend income	**$ 2,752**	**$ (162)**	**$ 2,590**	$ 1,497	$ (535)	$ 962

Noninterest Income

Noninterest income increased $110,000 or 2.31% and totaled $4,865,000 for the year ended December 31, 2005 as compared to $4,755,000 for the year ended December 31, 2004. Trust Department income increased $160,000 to $1,571,000 primarily as a result of the efforts of new business development. Service charges on deposit accounts totaled $642,000 for 2005. This is an increase of $21,000 or 3.38% when compared to total service charges of $621,000 in 2004. The increase can be attributed to an increase in deposit account transactions. Gains on sales and writedowns of available-for-sale securities, net totaled $1,210,000 in 2005 representing a decrease of $280,000 or 18.79% compared to $1,490,000 in 2004. This decrease reflects a writedown of approximately $182,000, however, is primarily attributable to movements in the markets which resulted in fewer opportunities for the Company to enhance the return from the securities portfolio and at the same time realize gains on sales of available-for-sale securities. Mortgage refinancing remained active during 2005 as rates remained attractive to consumers. Competition in the secondary mortgage market continues to be very aggressive. Gains on sales of loans held-for-sale totaled $270,000 in 2005 compared to $304,000 in 2004, representing a decrease of 11.18%. Other income and loan commissions however, increased $243,000 or 26.16% to $1,172,000 in 2005 compared to $929,000 in 2004. This increase is primarily attributable to the increase in fees earned from activity in the secondary mortgage market due to the change of investors.

Noninterest Expense

Noninterest expense increased 17.36% for the year ended December 31, 2005 as compared to the corresponding period in 2004. The increases in the noninterest expenses listed below are primarily attributable to the Company's growth as a result of the merger with Canaan National Bancorp, Inc. with the exception of Trust department expense, which reflects additional costs associated with the continuing growth of new accounts in the department. The decrease in other expense is a reflection of non-recurring expenses in 2004 relating to the conversion of the Company's core processing system. The components of noninterest expense and the changes in the period were as follows (amounts in thousands):

	2005	2004	$ Change	% Change
Salaries and employee benefits	$7,355	$5,971	$1,384	23.18
Occupancy expense	728	436	292	66.97
Equipment expense	777	600	177	29.50
Trust department expense	398	339	59	17.40
Data processing	783	711	72	10.13
Insurance	148	122	26	21.31
Printing and stationery	252	254	(2)	(.79)
Professional fees	301	272	29	10.66
Legal expense	174	106	68	64.15
Amortization of core deposit intangible	164	101	63	62.38
Other expense	1,364	1,691	(327)	(19.34)
Total noninterest expense	$12,444	$10,603	$1,841	17.36

Income Taxes

In 2005, the Company's income tax provision totaled $1,114,000 that reflects an effective tax rate of 19.63%. This compares to an income tax provision of $775,000 and an effective tax rate of 16.16% for the same period in 2004. This increase is primarily attributable to an increase in taxable income.

Net Income

Overall, net income totaled $4,561,000 for the year ended December 31, 2005. This compares to net income of $4,019,000 for the year ended December 31, 2004. This is an increase of $542,000 or 13.49% and represents earnings per average share outstanding of $2.71. Earnings per average share outstanding for the year ended December 31, 2004 was $2.67. The increase in net income is primarily the result of an increase in earning assets resulting from the merger with Canaan National Bancorp, Inc.

RESULTS OF OPERATIONS
Comparison of the Years Ended December 31, 2004 and 2003

Overview

The earnings for the Company were $4,019,000 in 2004, an increase of $179,000 or 4.66% over year 2003 earnings of $3,840,000. Earnings per average share outstanding were $2.67 in 2004. This compared to earnings per average share outstanding of $2.70 in 2003 and $2.25 in 2002. The decrease in earnings per average share for 2004 was primarily the result of issuing 257,483 new shares of Company stock, in connection with the acquisition of Canaan National Bancorp, Inc. that closed in September of 2004.

The Company's assets at December 31, 2004 were $423,101,000 and represented growth of $112,001,000 or 36.00% from December 31, 2003. This increase was primarily attributable to the Bank's acquisition of Canaan National Bancorp, Inc., which was completed during September 2004. In connection with this transaction, the Bank received approximately $54,000,000 in loans, a securities portfolio totaling approximately $44,000,000 and recorded goodwill of approximately $7.1 million. Canaan National Bancorp, Inc.'s fixed assets and bank premises were also included in the merger. Non-performing loans totaled $2,267,000 at December 31, 2004. This compared to non-performing loans totaling $610,000 for the corresponding period in 2003. Deposits at December 31, 2004 totaled $298,842,000 and compared to total deposits of $218,457,000 at December 31, 2003. The increase was primarily attributable to the approximately $76,000,000 in deposits that were assumed in the merger with Canaan National Bancorp, Inc.

The Company is "well capitalized". The Company's risk-based capital ratios at December 31, 2004, which included the risk-weighted assets and capital of the Salisbury Bank and Trust Company, were 11.12% for Tier 1 capital and 12.13% for total capital. The Company's leverage ratio was 7.22% at December 31, 2004. This compared to a Tier 1 capital ratio at December 31, 2003 of 15.35%, a total capital ratio of 16.44%, and a Company leverage ratio of 8.05%.

The Board of Directors increased total dividends declared on the Company's common stock to $.96 per share in 2004. This compared to a $.92 per share dividend declared in 2003 and a $.88 per share dividend that was declared in 2002.

Net Interest and Dividend Income

For this discussion, net interest and dividend income is presented on a fully taxable-equivalent ("FTE") basis. FTE interest and dividend income restates reported interest income on tax exempt loans and securities as if such interest were taxed at the applicable State and Federal income tax rates for all periods presented.

(dollars in thousands)	December 31,		
	2004	2003	2002
Interest and Dividend Income (financial statements)	**$16,551**	$15,650	$16,157
Tax Equivalent Adjustment	**1,182**	1,075	1,028
Total Interest and Dividend Income (on an FTE basis)	**17,733**	16,725	17,185
Interest Expense	**(5,659)**	(5,613)	(6,898)
Net Interest and Dividend Income-FTE	**$12,074**	$11,112	$10,287

The Company's 2004 total interest and dividend income on an FTE basis of $17,733,000 was $1,008,000 or 6.03% more than the total interest and dividend on an FTE basis of $16,725,000 in 2003. The increase was primarily attributable to an increase in earning assets as well as an economic environment experiencing an increase in interest rates. A change in the mix of earning assets during 2004 resulted in an increase of tax exempt securities in the securities portfolio which resulted in an increase in the tax equivalent adjustment of $1,182,000 in 2004 and $1,075,000 in 2003 when compared to the tax equivalent adjustment of $1,028,000 in 2002.

Interest expense on deposits in 2004 decreased $127,000 or 4.43% to $2,739,000 compared to $2,866,000 for the corresponding period in 2003 and $4,039,000 in 2002. Interest expense for Federal Home Loan Bank advances increased $173,000 to $2,920,000 in 2004 compared to $2,747,000 in 2003 and $2,858,000 in 2002. The increase was primarily the result of an increase in advances during the year. Although competition remains aggressive and interest margins continue to be pressured, net interest and dividend income on an FTE basis increased $962,000 or 8.66% over 2003 and totaled $12,074,000 at December 31, 2004, compared to net interest and dividend income on an FTE basis of $11,112,000 at December 31, 2003 and $10,287,000 in 2002.

The Company's 2004 net interest margin on an FTE basis was 3.63%. This compared to a net interest margin of 3.80% for 2003. Actual tax exempt income in 2004 was $2,294,000 with a yield of 4.68%. Actual tax exempt income in 2003 totaled $2,086,000 with a yield of 4.78% and in 2002 actual tax exempt income was $1,995,000 with a yield of 4.83%.

Volume and Rate Variance Analysis of Net Interest and Dividend Income
(Taxable equivalent basis)

(dollars in thousands)	***2004 over 2003***			*2003 over 2002*		
	Volume	***Rate***	***Total***	*Volume*	*Rate*	*Total*
Increase (decrease) in:						
Interest and dividend income on:						
Loans	**$ 1,139**	**$ (773)**	**$ 366**	$ 220	$ (671)	$ (451)
Taxable investment securities	**658**	**(344)**	**314**	1,025	(1,294)	(269)
Tax-exempt investment securities	**393**	**(79)**	**314**	165	(27)	138
Other interest earning	**6**	**8**	**14**	(51)	(33)	(84)
Total interest and dividend income	**$ 2,196**	**$ (1,188)**	**$ 1,008**	$ 1,359	$ (2,025)	$ (666)
Interest expense on:						
NOW/Money Market deposits	**$ 19**	**$ 0**	**$ 19**	$ (42)	$ (402)	$ (444)
Savings deposits	**84**	**(161)**	**(77)**	(164)	(129)	(293)
Time deposits	**189**	**(259)**	**(70)**	65	(502)	(437)
Borrowed funds	**407**	**(233)**	**174**	732	(843)	(111)
Total interest expense	**$ 699**	**$ (653)**	**$ 46**	$ 591	$(1,876)	$(1,285)
Net interest and dividend income	**$ 1,497**	**$ (535)**	**$ 962**	$ 768	$ (149)	$ 619

Noninterest Income

Noninterest income increased $771,000 or 19.35% and totaled $4,755,000 for the year ended December 31, 2004 as compared to $3,984,000 for the year ended December 31, 2003. Trust Department income increased $159,000 to $1,411,000 primarily as a result of the efforts of new business development. Service charges on deposit accounts totaled $621,000 for 2004. This was an increase of $61,000 or 10.89% when compared to total service charges of $560,000 in 2003. The increase was attributed to an increase in deposit account transactions. Gains on sales and writedowns of available-for-sale securities, net totaled $1,490,000 in 2004 and represented an increase of $432,000 or 40.83% when compared to $1,058,000 in 2003. This increase was primarily attributable to movements in the markets which resulted in opportunities for the Company to enhance the return from the securities portfolio and at the same time realize gains on sales of available-for-sale securities. Mortgage refinancing was very active during 2004 as rates remained attractive to consumers. Competition in the secondary mortgage market was very aggressive. Gains on sales of loans held-for-sale increased $43,000 or 16.48% to $304,000 in 2004 compared to $261,000 in 2003. Other income and loan commissions increased 9.04% to $929,000 in 2004 compared to $852,000 in 2003. This increase was primarily attributable to the increase in fees earned from activity in the secondary mortgage market due to the change of investors. Historically the Company has few instances in which it forecloses on properties and therefore has a low volume of OREO properties. The Company sold one OREO property during 2003. There were no OREO property sales in 2004.

Noninterest Expense

Noninterest expense increased 23.29% for the year ended December 31, 2004 as compared to the corresponding period in 2003. The components of noninterest expense and the changes in the period were as follows (amounts in thousands):

	2004	2003	Change	% Change
Salaries and employee benefits	$ 5,971	$4,834	$1,137	23.52
Occupancy expense	436	359	77	21.45
Equipment expense	600	579	21	3.63
Trust department expense	339	409	(70)	(17.11)
Data processing	711	576	135	23.44
Insurance	122	115	7	6.09
Printing and stationery	254	184	70	38.04
Professional fees	272	300	(28)	(9.33)
Legal expense	106	128	(22)	(17.19)
Amortization of core deposit intangible	101	68	33	48.53
Other expense	1,691	1,048	643	61.36
Total noninterest expense	$10,603	$8,600	$2,003	23.29

The increase in salary and employee benefits was primarily due to an increase in staff attributable to the merger with Canaan National Bancorp, Inc. and the required employee time needed to make the system changes relating to the conversion of the core processing system, along with salary increases and the increase in the cost of employee benefits. The increase in occupancy expense was also directly related to the merger. The decrease in Trust department expenses was the result of management's efforts to control operating expenses. The increase in data processing costs were attributable to the changes made in the core processing system during the third quarter coupled with additional costs related to the merger. Conversion expenses were various nonrecurring expenses related to the conversion and the enhancement of the core account processing system. The increase in the core deposit intangible amortization was primarily the result of the fair market adjustment of the assets and liabilities acquired from Canaan National Bancorp, Inc. at merger. Other expense increases were primarily attributable to costs associated with the merger as previously mentioned.

Income Taxes

In 2004, the Company's income tax provision was $775,000 which reflected an effective tax rate of 16.16%. This compared to an income tax provision of $1,268,000 and an effective tax rate of 24.82% for the same period in 2003. This decrease was primarily attributable to a decrease in taxable income. In addition, the Company formed a passive investment company to operate a significant component of the Bank's residential mortgage lending activity. A passive investment company's structure is such that income earned results in a reduction of tax liability for the Company.

Net Income

Overall, net income was $4,019,000 for the year ended December 31, 2004. This compared to net income of $3,840,000 for the year ended December 31, 2003. This was an increase of $179,000 or 4.66% and represented earnings per average share outstanding of $2.67. Earnings per average share outstanding for the year ended December 31, 2003 was $2.70. The decrease in the earnings per average share outstanding was primarily the result of issuing an additional 257,483 shares in connection with the acquisition of Canaan National Bancorp, Inc.

FINANCIAL CONDITION

Comparison of December 31, 2005 and 2004

Total assets at December 31, 2005 were $402,922,000 compared to $423,101,000 at December 31, 2004. This is a decrease of $20,179,000 or 4.77%. The decrease primarily reflects a reduction in the securities portfolio.

Securities Portfolio

The Company manages the securities portfolio in accordance with the investment policy adopted by the Board of Directors. The primary objectives are to earn interest and dividend income, provide liquidity to meet cash flow needs and to manage interest rate risk and asset-quality diversifications to the Company's assets. The securities portfolio also acts as collateral for deposits of public agencies. As of December 31, 2005, the securities portfolio, including Federal Home Loan Bank of Boston stock, totaled $151,168,000. This represents a decrease of $33,118,000 or 17.97% over year-end 2004. The decrease is attributable to portfolio securities being sold and called during the period with the proceeds being used to fund loan growth and reduce total advances outstanding at the Federal Home Loan Bank of Boston.

Securities are classified in the portfolio as either securities-available-for-sale or securities-held-to-maturity. Securities for which the Company has the ability and positive intent to hold until maturity are reported as held-to-maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities that are held for indefinite periods of time and which management intends to use as part of its asset/liability management strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements or other similar factors, are classified as available-for-sale. These securities are stated at fair value in the financial statements of the Company. Temporary differences between available-for-sale securities' amortized cost and fair market value (accumulated other comprehensive income or loss when net of tax) are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized. The cost basis of individual securities is written down to estimated fair value through a charge to earnings when decreases in value below amortized cost are considered to be other than temporary. This other than temporary impairment is charged to securities gain on the Company's financial statements. .At December 31, 2005, the unrealized loss (accumulated other comprehensive loss) net of tax was $2,895,000. This compares to an unrealized loss net of tax of $723,000 at December 31, 2004. The Company monitors the market value fluctuations of its securities portfolio on a monthly basis as well as associated credit ratings to determine potential impairment of a security.

Federal Funds Sold

There were no federal funds sold at December 31, 2005. This compares to $2,271,000 at December 31, 2004. This represents a normal operating range of funds for daily cash needs.

Lending

New business development during the year coupled with the loans acquired as part of the previously described merger resulted in an increase in net loans outstanding to $215,989,000 at December 31, 2005, as compared to $201,978,000 at December 31, 2004. This is an increase of $14,011,000 or 6.94%. Although the largest dollar volumes of loan activity continues to be in the residential mortgage area, the Company offers a wide variety of loan types and terms along with competitive pricing to customers. The Company's credit function is designed to ensure adherence to prudent credit standards despite competition for loans in the Company's market area.

The following table represents the composition of the loan portfolio comparing December 31, 2005 to December 31, 2004:

	December 31, 2005	December 31, 2004
	(amounts in thousands)	
Commercial, financial and agricultural	$ 15,354	$ 15,127
Real Estate-construction and land development	18,814	14,290
Real Estate-residential	135,619	130,414
Real Estate-commercial	40,889	35,487
Consumer	7,900	9,122
Other	47	69
	218,623	204,509
Unearned income	(8)	(19)
Allowance for loan losses	(2,626)	(2,512)
Loans, net	$215,989	$201,978

Provisions and Allowance for Loan Losses

Gross loans outstanding as of December 31, 2005 totaled $218,623,000 as compared to total gross loans of $204,509,000 as of December 31, 2004. This represented an increase of $14,114,000 or 6.90%. Approximately 90% of the Company's loan portfolio is real estate secured and reflected a slight increase from the 88% real estate secured figure as of December 31, 2004. The increase in total gross loans was primarily the result of increases in residential and commercial real estate loans which included construction.

Credit risk is inherent in the business of extending loans. The Company monitors the loan portfolio to ensure that loan quality will not be sacrificed for growth or otherwise compromise the Company's objectives. Because of the risk associated with extending loans the Company maintains an allowance or reserve for loan and lease losses through charges to earnings. The loan loss provision expense for the year 2005 was $210,000 as compared to $250,000 for the year ended December 31, 2004. The Bank evaluates the adequacy of the allowance on a monthly basis. No material changes have been made in the estimation methods or assumptions that the Bank used in making this determination during the year ending December 31, 2005. Such evaluations are based on assessments of credit quality and "risk rating" of loans by senior management, which is reviewed by the Company's Loan Committee on a regular basis. Loans are initially risk rated when originated. If there is deterioration in the credit quality, the risk rating is adjusted accordingly.

The allowance also includes a component resulting from the application of the measurement criteria of Statements of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS 114"). Impaired loans receive individual evaluation of the allowance necessary on a monthly basis. Loans to be considered for impairment are defined in the Company's Loan Policy as commercial loans with balances outstanding of $100,000 or more and residential real estate mortgages with balances of $300,000 or more. Such loans are considered impaired when it is probable that the Company will not be able to collect all principal and interest due according to the terms of the note.

Any such commercial loan and/or residential mortgage will be considered impaired under any of the following circumstances:

1. Non-accrual status;
2. Loans over 90 days delinquent;
3. Troubled debt restructures consummated after December 31, 1994;
4. Loans classified as "doubtful", meaning that they have weaknesses, which make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The individual allowance for any impaired loan is based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Specifically identifiable and quantifiable losses are immediately charged off against the allowance.

In addition, a risk of loss factor is applied in evaluating categories of loans as part of the periodic analysis of the Allowance for Loan and Lease Losses. This analysis reviews the allocations of the different categories of loans within the portfolio and considers historical loan losses and delinquency balances as well as recent delinquent percentage trends.

The credit card delinquency and loss history is separately evaluated and given a special loan loss factor because management recognizes the higher risk involved in such loans. Concentrations of credit and local economic factors are also evaluated on a periodic basis. Historical average net losses by loan type are examined as well as trends by type. The Bank's loan mix over the same period of time is also analyzed. A loan loss allocation is made for each type of loan multiplied by the loan mix percentage for each loan type to produce a weighted average factor.

Nonperforming loans, which include all loans that are on a non-accrual status along with loans that are 90 days or more past due and still accruing, are closely monitored by management. These nonperforming loans totaled $773,000 or 0.35% of total loans outstanding as of December 31, 2005 and compares favorably to the December 31, 2004 figures which totaled $2,267,000 or 1.11% of total loans outstanding at that time. Accordingly, the overall quality of the Bank's loan portfolio is considered to be excellent.

The Allowance for Loan and Lease Losses (ALLL) at December 31, 2005 totaled $2,626,000, representing 339.72% of the previously mentioned nonperforming loans of $773,000 and 1.20% of total loans outstanding of $218,623,000. This compares to an ALLL of $2,512,000 which represented 110.81% of nonperforming loans of $2,267,000 and 1.23 % of total loans outstanding of $204,509,000 as of December 31, 2004. The Allowance for Off Balance Sheet Commitments for December 31, 2005 totaled $134,000. The December 31, 2004 balance of the Allowance for Off Balance Sheet Commitments was $127,000. A total of $135,000 in loans were charged-off during the 2005 year compared to $70,000 during 2004. A total of $39,000 of previously charged-off loans were recovered during the year ended December 31, 2005 compared to $28,000 in recoveries for the 2004 year. While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, identification of additional problem loans or other factors. Additionally, despite the excellent overall quality of the loan portfolio and with expectations of the Company to continue to grow its existing portfolio, future additions to the allowance may be necessary to maintain adequate reserve coverage. Management is of the opinion that the ALLL is adequate as of December 31, 2005.

Deposits

The Company offers a variety of deposit accounts with a range of interest rates and terms. Deposits at year-end 2005 totaled $287,271,000 compared to $298,842,000 at year-end 2004. The Company continues its efforts to competitively price products and develop and maintain relationship banking with its customers. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and the aggressive competition from nonbanking entities. During the year, there was an increase in demand, NOW and savings accounts that are lower cost core deposits.

The average daily amount of deposits by category and the average rates paid on such deposits are summarized in the following table:

(dollars in thousands)	*Year ended December 31*					
	2005		*2004*		*2003*	
	Average Balance	***Rate***	*Average Balance*	*Rate*	*Average Balance*	*Rate*
Demand	**$ 65,591**		$ 51,649		$ 38,998	
NOW	**27,767**	**.25%**	23,797	.01%	20,030	.31%
Money Market	**53,835**	**2.15 %**	38,884	.83%	39,491	.76%
Savings	**59,466**	**.77%**	54,596	.68%	45,975	.98%
Time	**86,794**	**2.86%**	75,241	2.64%	68,898	2.98%
	$293,453	**1.42%**	$244,167	1.12%	$213,392	1.34%

Maturities of time certificates of deposits of $100,000 or more outstanding at December 31 are summarized as follows:

(dollars in thousands)	*December 31*		
	2005	*2004*	*2003*
Three months or less	**$ 9,763**	$ 9,540	$ 5,575
Over three months through six months	**1,057**	1,011	1,343
Over six months through one year	**8,774**	7,517	5,591
Over one year	**8,069**	14,887	11,080
Total	**$27,663**	$32,955	$23,589

Borrowings

As part of its operating strategy, the Company utilizes advances from the Federal Home Loan Bank to supplement deposit growth and fund its asset growth, a strategy that is designed to increase interest income. These advances are made pursuant to various credit programs, each of which has its own interest rate and range of maturities. At December 31, 2005, the Company had $71,016,000 in outstanding advances from the Federal Home Loan Bank compared to $79,213,000 at December 31, 2004. Management expects that it will continue this strategy of supplementing deposit growth with advances from Federal Home Loan Bank of Boston.

Interest Rate Risk

Interest rate risk is the most significant market risk affecting the Company. Interest rate risk is defined as an exposure to a movement in interest rates that could have an adverse effect on net interest income. Net interest income is sensitive to interest rate risk to the degree that interest bearing liabilities mature or reprice on a different basis than earning assets.

The Bank's assets and liabilities are managed in accordance with policies established and reviewed by the Bank's Board of Directors. The Bank's Asset/Liability Management Committee monitors asset and deposit levels, developments and trends in interest rates, liquidity and capital. One of the primary financial objectives is to manage interest rate risk and control the sensitivity of earnings to changes in interest rates in order to prudently improve net interest income and manage the maturities and interest rate sensitivities of assets and liabilities.

To quantify the extent of these risks both in its current position and in actions it might take in the future, interest rate risk is monitored using gap analysis which identifies the differences between assets and liabilities which mature or reprice during specific time frames and model simulation which is used to "rate shock" the Company's assets and liability balances to measure how much of the Company's net interest income is "at risk" from sudden rate changes.

An interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. At December 31, 2005, the Company was slightly asset sensitive (positive gap). This would suggest that the during a period of rising interest rates the Company would be in a better position to invest in higher yielding assets resulting in growth in interest income. To the contrary, during a period of falling interest rates, a positive gap would result in a decrease in interest income. The level of interest rate risk at December 31, 2005 is within the limits approved by the Board of Directors.

Liquidity

Liquidity is the ability to raise funds on a timely basis at an acceptable cost in order to meet cash needs. Adequate liquidity is necessary to handle fluctuation in deposit levels, to provide for customers' credit needs, and to take advantage of investment opportunities as they are presented. The Company manages liquidity primarily with readily marketable investment securities, deposits and loan repayments. The Company's subsidiary, Salisbury Bank and Trust Company is a member of the Federal Home Loan Bank of Boston that provides a source of available borrowings for liquidity.

At December 31, 2005, the Company had approximately $47,966,000 in loan commitments outstanding. Management believes that the current level of liquidity is ample to meet the Company's needs for both the present and foreseeable future.

Capital

At December 31, 2005, the Company had $41,442,000 in stockholders' equity compared to $40,700,000 at December 31, 2004. This represents an increase of $742,000 or 1.82%. Several components contributed to the change since December 2004. Earnings for the year totaled $4,561,000. Securities in the portfolio that are classified as available-for-sale are adjusted to fair value monthly and the unrealized losses or gains are not included in earnings, but are reported as a net amount (less expected tax) as a separate component of capital until realized. Then it is included in earnings. Market fluctuations of fair value at December 31, 2005 resulted in an accumulated other comprehensive loss totaling $2,895,000.The Company declared dividends in 2005 resulting in a decrease in capital of $1,683,000. The Company issued 940 new shares of common stock under the terms of the Director Stock Retainer Plan during the second quarter of 2005 which resulted in an increase in capital of $36,000. Under current regulatory definitions, the Company and the Bank are considered to be "well capitalized" for capital adequacy purposes. As a result, the Bank pays the lowest federal deposit insurance deposit premiums possible. One primary measure of capital adequacy for regulatory purposes is based on the ratio of risk-based capital to risk weighted assets. This method of measuring capital adequacy helps to establish capital requirements that are sensitive to the differences in risk associated with various assets. It takes in account off-balance sheet exposure in assessing capital adequacy and it minimizes disincentives to holding liquid, low risk assets. At year-end 2005, the Company had a risk-based capital ratio of 15.76% compared to 12.13% at December 31, 2004. Maintaining strong capital is essential to bank safety and soundness. However, the effective management of capital resources requires generating attractive returns on equity to build value for stockholders while maintaining appropriate levels of capital to fund growth, meet regulatory requirements and be consistent with prudent industry practices. Management believes that the capital ratios of the Company and Bank are adequate to continue to meet the foreseeable capital needs of the institution.

Impact of Inflation and Changing Prices

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require the measurement of financial condition and operating results in terms of historical dollars without considering changes in the relative purchasing power of money, over time, due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of the Company are monetary and as a result, interest rates tend to have a greater impact on the Company's performance than do the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, inflation could impact earnings in future periods.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it no later than the end of the first reporting period ending after March 15, 2004. However, prior to the required application of FIN 46, as revised, the Company shall apply FIN 46 or FIN 46 (R) to those entities that are considered to be special-purpose entities as of the end of the first fiscal year or interim period ending after December 15, 2003. The adoption of this interpretation did not have an impact on the Company's consolidated financial statements as the Company did not have any financial interests in variable interest entities at December 31, 2005.

In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3 ("SOP 03-3") "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances cannot be created nor "carried over" in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, "Accounting by Creditors for Impairment of a Loan." This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The adoption of SOP 03-3 did not have an impact on the Company's financial position or results of operations since the Company acquired no loans subject to SFAS 114 since the effective date of SOP 03-3.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This Statement revises FASB Statement No. 123, "Accounting for Stock Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective for the Company as of the beginning of the first annual reporting period that begins after December 15, 2005. The adoption of this Statement is not anticipated to have a material impact on the Company's financial position or results of operations as there is no share-based payment arrangements with employees and the compensation expense related to the Directors Stock Retainer Plan is not anticipated to be material.

Off-Balance Sheet Arrangements

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. In the opinion of management, these off-balance sheet arrangements are not likely to have a material effect on the Company's financial condition, results of operations, or liquidity. (See Note 11 to the Financial Statements).

Forward Looking Statements

This Annual Report and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and the Bank, may include forward-looking statements relating to such matters as:

(a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and
(b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services.

Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may effect the operation, performance, development and results of the Company's and Bank's business include the following:

(a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates;
(b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses;
(c) increased competition from other financial and non-financial institutions;
(d) the impact of technological advances; and

(e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Such developments could have an adverse impact on the Company's and the Bank's financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

The main components of market risk for the Company are credit risk, interest rate risk and liquidity risk. The Company manages interest rate risk and liquidity risk through an ALCO Committee comprised of outside Directors and senior management. The committee monitors compliance with the Bank's Asset/Liability Policy which establishes guidelines to meet various applicable regulatory rules and statutes, measures the various risks facing the bank on a consistent basis and coordinates the management of the bank's financial position. Model simulation is used to measure earnings volatility under both rising and falling interest rate scenarios. The Company's interest rate risk and liquidity position has not significantly changed from year-end 2005.

Statement of Management's Responsibility

Management is responsible for the integrity and objectivity of the consolidated financial statements and other information appearing in this Annual Report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America applying estimates and management's best judgment as required. To fulfill their responsibilities, management establishes and maintains accounting systems and practices adequately supported by internal accounting controls. These controls include the selection and training of management and supervisory personnel; an organization structure providing for delegation of authority and establishment or responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization; business planning and review; and a program of internal audit. Management believes the internal accounting controls in use provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and that financial records are reliable for the purpose of preparing financial statements. Shatswell, MacLeod and Company, P.C. has been engaged to provide an independent opinion on the fairness of the consolidated financial statements. Their report appears in this Annual Report.



John F. Perotti
Chief Executive Officer



John F. Foley
Chief Financial Officer


SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Salisbury Bancorp, Inc.
Lakeville, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
January 19, 2006

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

ASSETS	2005	2004
Cash and due from banks	$ 8,431,844	$ 7,283,667
Interest bearing demand deposits with other banks	652,807	1,180,937
Money market mutual funds	1,119,724	941,890
Federal funds sold		2,271,000
Cash and cash equivalents	10,204,375	11,677,494
Investments in available-for-sale securities (at fair value)	145,608,297	178,654,748
Investments in held-to-maturity securities (fair values of $147,202 as of December 31, 2005 and $219,623 as of December 31, 2004)	146,856	218,374
Federal Home Loan Bank stock, at cost	5,413,200	5,413,200
Loans held-for-sale		375,000
Loans, less allowance for loan losses of $2,626,170 and $2,511,546 as of December 31, 2005 and 2004, respectively	215,989,149	201,978,499
Investment in real estate	75,000	75,000
Premises and equipment	6,451,979	5,933,978
Goodwill	9,509,305	9,509,305
Core deposit intangible	1,657,715	1,822,131
Accrued interest receivable	2,362,924	2,256,499
Cash surrender value of life insurance policies	3,424,186	3,293,548
Other assets	2,079,307	1,893,029
Total assets	$402,922,293	$423,100,805
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 63,995,665	$ 65,017,207
Interest-bearing	223,275,537	233,824,639
Total deposits	287,271,202	298,841,846
Federal Home Loan Bank advances	71,015,614	79,213,283
Due to broker		1,083,331
Other liabilities	3,193,154	3,262,745
Total liabilities	361,479,970	382,401,205
Stockholders' equity:		
Common stock, par value $.10 per share; authorized 3,000,000 shares; issued and outstanding, 1,683,341 shares in 2005 and 1,682,401 shares in 2004	168,334	168,240
Paid-in capital	13,068,045	13,031,573
Retained earnings	31,100,702	28,222,466
Accumulated other comprehensive loss	(2,894,758)	(722,679)
Total stockholders' equity	41,442,323	40,699,600
Total liabilities and stockholders' equity	$402,922,293	$423,100,805

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest and dividend income:			
Interest and fees on loans	$13,319,930	$ 9,592,478	$ 9,226,484
Interest on debt securities:			
Taxable	4,814,993	4,499,725	4,186,368
Tax-exempt	2,329,414	2,293,706	2,086,134
Dividends on equity securities	282,534	112,008	112,340
Other interest	69,512	53,101	38,496
Total interest and dividend income	20,816,383	16,551,018	15,649,822
Interest expense:			
Interest on deposits	4,171,360	2,738,680	2,866,495
Interest on Federal Home Loan Bank advances	3,180,591	2,920,316	2,746,975
Total interest expense	7,351,951	5,658,996	5,613,470
Net interest and dividend income	13,464,432	10,892,022	10,036,352
Provision for loan losses	210,000	250,000	312,500
Net interest and dividend income after provision for loan losses	13,254,432	10,642,022	9,723,852
Noninterest income:			
Trust department income	1,571,311	1,410,814	1,252,000
Loan commissions	260,997	239,139	225,958
Service charges on deposit accounts	642,268	620,771	560,291
Gain on sales and writedown of available-for-sale securities, net	1,209,724	1,489,905	1,058,140
Gain on sales of loans held-for-sale	270,061	304,354	261,418
Other income	910,743	690,198	626,292
Total noninterest income	4,865,104	4,755,181	3,984,099
Noninterest expense:			
Salaries and employee benefits	7,355,316	5,970,639	4,833,913
Occupancy expense	728,302	435,983	359,458
Equipment expense	776,729	600,127	579,395
Trust department expense	398,130	339,069	408,433
Data processing	782,556	710,950	575,441
Conversion expense		464,484	1,139
Insurance	148,317	121,959	114,806
Printing and stationery	251,882	253,725	183,970
Professional fees	301,239	272,426	300,209
Legal expense	173,761	106,134	127,772
Amortization of core deposit intangible	164,416	101,109	68,355
Other expense	1,363,134	1,226,708	1,047,008
Total noninterest expense	12,443,782	10,603,313	8,599,899
Income before income taxes	5,675,754	4,793,890	5,108,052
Income taxes	1,114,413	774,948	1,267,950
Net income	$ 4,561,341	$ 4,018,942	$ 3,840,102
Earnings per common share	$ 2.71	$ 2.67	$ 2.70

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2005, 2004 and 2003

	Number of Shares Issued	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balance, December 31, 2002	1,423,238	$142,324	$2,303,547	$23,164,693	$1,734,382	$27,344,946
Comprehensive income:						
Net income				3,840,102		
Other comprehensive loss, net of tax effect					(1,048,565)	
Comprehensive income						2,791,537
Issuance of 840 shares for Directors' fees	840	84	23,604			23,688
Dividends declared ($.92 per share)				(1,309,959)		(1,309,959)
Balance, December 31, 2003	1,424,078	142,408	2,327,151	25,694,836	685,817	28,850,212
Comprehensive income:						
Net income				4,018,942		
Other comprehensive loss, net of tax effect					(1,408,496)	
Comprehensive income						2,610,446
Shares issued for merger	257,483	25,748	10,672,670			10,698,418
Issuance of 840 shares for Directors' fees	840	84	31,752			31,836
Dividends declared ($.96 per share)				(1,491,312)		(1,491,312)
Balance, December 31, 2004	1,682,401	168,240	13,031,573	28,222,466	(722,679)	40,699,600
Comprehensive income:						
Net income				4,561,341		
Other comprehensive loss, net of tax effect					(2,172,079)	
Comprehensive income						2,389,262
Issuance of 940 shares for Directors' fees	940	94	36,472			36,566
Dividends declared ($1.00 per share)				(1,683,105)		(1,683,105)
Balance, December 31, 2005	1,683,341	$168,334	$13,068,045	$31,100,702	$(2,894,758)	$41,442,323

Reclassification disclosure for the years ended December 31:

	2005	2004	2003
Unrealized holding losses on available-for-sale securities			
Net unrealized holding losses on available-for-sale securities	$(1,547,214)	$(1,106,610)	$ (370,016)
Reclassification adjustment for net realized gains in net income	(1,209,724)	(1,489,905)	(1,058,140)
	(2,756,938)	(2,596,515)	(1,428,156)
Income tax benefit	878,763	1,011,343	556,267
Unrealized holding losses on available-for-sale securities, net of tax	(1,878,175)	(1,585,172)	(871,889)
Minimum pension liability adjustment	(445,309)	289,396	(289,396)
Income tax benefit (expense)	151,405	(112,720)	112,720
Minimum pension liability, net of tax	(293,904)	176,676	(176,676)
Other comprehensive loss, net of tax	$(2,172,079)	$(1,408,496)	$(1,048,565)

Accumulated other comprehensive (loss) income consists of the following as of December 31:

	2005	2004	2003
Net unrealized holding (losses) gains on available-for-sale securities, net of taxes	$(2,600,854)	$ (722,679)	$ 862,493
Minimum pension liability adjustment, net of taxes	(293,904)		(176,676)
Accumulated other comprehensive (loss) income	$(2,894,758)	$ (722,679)	$ 685,817

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 4,561,341	$ 4,018,942	$ 3,840,102
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of securities, net	302,781	289,214	395,030
Gain on sales and writedown of available-for-sale securities, net	(1,209,724)	(1,489,905)	(1,058,140)
Gain on sales of other real estate owned			(52,151)
Provision for loan losses	210,000	250,000	312,500
Change in loans held-for-sale	375,000	(100,000)	(275,000)
(Decrease) increase in unearned income on loans	(10,473)	18,529	
Net decrease (increase) in mortgage servicing rights	83,471	(41,253)	(67,250)
Write-off of equipment		9,399	
Depreciation and amortization	529,238	357,645	335,672
Amortization of core deposit intangible	164,416	101,109	68,355
Amortization of fair value adjustment on loans	184,256	266,986	
Accretion of fair value adjustments on deposits and borrowings	(154,287)	(51,429)	(11,450)
(Increase) decrease in interest receivable	(110,482)	84,056	57,668
Deferred tax expense	67,273	143,691	137,341
Decrease (increase) in prepaid expenses	14,242	270,965	(124,330)
Increase in cash surrender value of insurance policies	(130,638)	(139,607)	(49,585)
Decrease (increase) in income tax receivable	336,288	(53,889)	(154,792)
Increase in other assets	(53,742)	(71,917)	(205,831)
(Decrease) increase in accrued expenses	(268,051)	(750,246)	197,428
Increase (decrease) in interest payable	42,822	57,465	(80,151)
Increase in other liabilities	59,445	367,956	20,000
Issuance of shares for Directors' fees	36,566	31,836	23,688
Net cash provided by operating activities	5,029,742	3,569,547	3,309,104
Cash flows from investing activities:			
Redemption of Federal Reserve Bank stock		56,300	
Purchases of Federal Home Loan Bank stock		(351,000)	(825,800)
Purchases of available-for-sale securities	(87,783,193)	(124,520,785)	(89,014,647)
Proceeds from sales of available-for-sale securities	83,572,466	98,347,353	49,353,780
Proceeds from maturities of available-for-sale securities	34,328,155	32,998,864	31,044,359
Proceeds from maturities of held-to-maturity securities	71,272	10,968	91,497
Loan originations and principal collections, net	(12,432,343)	(8,191,577)	(4,157,060)
Purchases of loans	(2,001,184)		
Recoveries of loans previously charged off	39,094	28,302	48,508
Other real estate owned - expenditures capitalized			(8,511)
Capital expenditures	(1,017,056)	(1,003,263)	(475,024)
Proceeds from sale of equipment		436	
Purchase of life insurance policies			(3,000,000)
Cash and cash equivalents acquired from Canaan National Bancorp, Inc. net of expenses paid of $309,419		2,487,705	
Cash paid to Canaan National Bancorp, Inc. shareholders		(6,020,163)	
Net cash provided by (used in) investing activities	14,777,211	(6,156,860)	(16,942,898)

SALISBURY BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2004 and 2003
(continued)

	2005	2004	2003
Cash flows from financing activities:			
Net (decrease) increase in demand deposits, NOW and savings accounts	(8,516,596)	6,920,818	9,642,776
Net decrease in time deposits	(3,029,964)	(2,141,902)	(2,211,280)
Federal Home Loan Bank advances	10,000,000	5,000,000	
Principal payments on advances from Federal Home Loan Bank	(1,346,521)	(6,140,973)	(10,993,296)
Net change in short-term advances from Federal Home Loan Bank	(16,720,945)		20,000,000
Decrease in other borrowed funds		(86,863)	
Dividends paid	(1,666,046)	(1,415,074)	(1,295,533)
Net cash (used in) provided by financing activities	(21,280,072)	2,136,006	15,142,667
Net (decrease) increase in cash and cash equivalents	(1,473,119)	(451,307)	1,508,873
Cash and cash equivalents at beginning of year	11,677,494	12,128,801	10,619,928
Cash and cash equivalents at end of year	$10,204,375	$ 11,677,494	$12,128,801
Supplemental disclosures:			
Interest paid	$ 7,463,416	$ 5,652,960	$ 5,705,071
Income taxes paid	710,852	685,000	1,285,401
Transfer from equipment to other assets		2,815	
Canaan National Bancorp, Inc. merger:			
Cash and cash equivalents acquired		$ 2,797,124	
Available-for-sale securities		42,776,284	
Federal Home Loan Bank stock		1,291,200	
Federal Reserve Bank stock		56,300	
Net loans acquired		54,787,421	
Fixed assets acquired		2,355,970	
Accrued interest receivable		460,550	
Other assets acquired		1,173,549	
Core deposit intangible		1,191,279	
		106,889,677	
Deposits assumed		75,613,508	
Federal Home Loan Bank borrowings assumed		19,500,346	
Other borrowings assumed		86,863	
Other liabilities assumed		1,812,381	
		97,013,098	
Net assets acquired		9,876,579	
Merger costs		17,028,000	
Goodwill		$ 7,151,421	

The accompanying notes are an integral part of these consolidated financial statements.

SALISBURY BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2005, 2004 and 2003

NOTE 1 - NATURE OF OPERATIONS

Salisbury Bancorp, Inc. (Bancorp) is a Connecticut corporation that was organized on April 24, 1998 to become a holding company, under which Salisbury Bank and Trust Company (Bank) operates as its wholly-owned subsidiary. (Bancorp and the Bank are referred to together as the (Company).

The Bank is a state chartered bank which was incorporated in 1874 and is headquartered in Lakeville, Connecticut. The Bank operates its business from four banking offices located in Connecticut and two banking offices located in Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate, consumer and small business loans. The Bank also offers a full complement of trust and investment services.

As described in Note 15, on September 10, 2004 Canaan National Bancorp, Inc. merged with and into the Company.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of Bancorp and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, SBT Realty, Inc., SBT Mortgage Service Corporation (the "PIC"), and CNB Insurance Agency, Inc. SBT Realty, Inc. holds and manages bank owned real estate situated in New York state. The PIC operates as a passive investment company and services residential mortgages. CNB Insurance Agency, Inc. was formed to sell insurance and was dissolved in April 2005. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposits with other banks, money market mutual funds and federal funds sold.

Cash and due from banks as of December 31, 2005 and 2004 includes $649,000 which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

-- Held-to-maturity securities are carried at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

-- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings but are reported as a net amount (less expected tax) in a separate component of capital until realized.

-- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings. During the three years ended December 31, 2005 the Company did not classify any securities as trading.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. Any equity line 90 days past due or in the process of foreclosure is placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets. Estimated lives are 3 to 99 years for buildings and 2 to 20 years for furniture and equipment.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or estimated fair value less estimated costs to sell. Any writedown from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets and subsequent writedowns are included in other expense.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Bank classifies loans as in-substance repossessed or foreclosed if the Bank or its subsidiaries receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place. As of December 31, 2005 and December 31, 2004, the Company does not have any other real estate owned.

ADVERTISING:

The Bank directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair value for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

Securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans held-for-sale: Fair values of mortgage loans held-for-sale are based on commitments on hand from investors or prevailing market prices.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for interest and non-interest checking, passbook savings and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances: Fair values for Federal Home Loan Bank advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on Federal Home Loan Bank advances.

Due to broker: The carrying amount of due to broker approximates its fair value.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

STOCK BASED COMPENSATION:

Bancorp has a stock-based plan to compensate non-employee directors for their services. This plan is more fully described in Note 14. Compensation cost for these services is reflected in net income in an amount equal to the fair value of the shares of Bancorp common stock payable to the directors.

EARNINGS PER SHARE:

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Weighted average common shares outstanding were 1,683,031 in 2005, 1,503,373 in 2004 and 1,423,815 in 2003. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is not presented because there were no common stock equivalents in the three year period ended December 31, 2005.

RECENT ACCOUNTING PRONOUNCEMENTS:

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it no later than the end of the first reporting period ending after March 15, 2004. However, prior to the required application of FIN 46, as revised, the Company shall apply FIN 46 or FIN 46 (R) to those entities that are considered to be special-purpose entities as of the end of the first fiscal year or interim period ending after December 15, 2003. The adoption of this interpretation did not have an impact on the Company's consolidated financial statements as the Company did not have any financial interests in variable interest entities at December 31, 2005.

In December 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3 ("SOP 03-3") "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 requires loans acquired through a transfer, such as a business combination, where there are differences in expected cash flows and contractual cash flows due in part to credit quality be recognized at their fair value. The excess of contractual cash flows over expected cash flows is not to be recognized as an adjustment of yield, loss accrual, or valuation allowance. Valuation allowances cannot be created nor "carried over" in the initial accounting for loans acquired in a transfer on loans subject to SFAS 114, "Accounting by Creditors for Impairment of a Loan." This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with early adoption encouraged. The adoption of SOP 03-3 did not have an impact on the Company's financial position or results of operations since the Company acquired no loans subject to SFAS 114 since the effective date of SOP 03-3.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This Statement revises FASB Statement No. 123, "Accounting for Stock Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. It establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective for the Company as of the beginning of the first annual reporting period that begins after December 15, 2005. The adoption of this Statement is not anticipated to have a material impact on the Company's financial position or results of operations as there is no share-based payment arrangements with employees and the compensation expense related to the Directors Stock Retainer Plan is not anticipated to be material.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:				
December 31, 2005:				
Equity securities	$ 3,031	$ 145,058	$	$ 148,089
U.S. government agencies preferred stock	13,292,628	99,660	946,300	12,445,988
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	52,390,332		1,874,694	50,515,638
Debt securities issued by states of the United States and political subdivisions of the states	41,550,010	75,980	293,765	41,332,225
Money market mutual funds	1,119,724			1,119,724
Mortgage-backed securities	42,312,984	15,325	1,161,952	41,166,357
	150,668,709	336,023	4,276,711	146,728,021
Money market mutual funds included in cash and cash equivalents	(1,119,724)			(1,119,724)
	$149,548,985	$ 336,023	$4,276,711	$145,608,297
December 31, 2004:				
Equity securities	$ 3,031	$ 142,727	$	$ 145,758
U.S. government agencies preferred stock	13,488,364	1,490	1,280,752	12,209,102
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	53,771,554	53,170	408,766	53,415,958
Debt securities issued by states of the United States and political subdivisions of the states	58,052,206	630,317	230,178	58,452,345
Money market mutual funds	941,890			941,890
Mortgage-backed securities	54,523,343	209,599	301,357	54,431,585
	180,780,388	1,037,303	2,221,053	179,596,638
Money market mutual funds included in cash and cash equivalents	(941,890)			(941,890)
	$179,838,498	$1,037,303	$2,221,053	$178,654,748
Held-to-maturity securities:				
December 31, 2005:				
Mortgage-backed securities	$ 146,856	$ 346	$	$ 147,202
December 31, 2004:				
Mortgage-backed securities	$ 218,374	$ 1,249	$	$ 219,623

The scheduled maturities of debt securities were as follows as of December 31, 2005:

	Available-For-Sale	Held-To-Maturity	
	Fair Value	Amortized Cost Basis	Fair Value
Due after five years through ten years	$ 17,555,100	$	$
Due after ten years	74,292,763		
Mortgage-backed securities	41,166,357	146,856	147,202
	$133,014,220	$146,856	$147,202

During 2005, proceeds from sales of available-for-sale securities amounted to $83,572,466. Gross realized gains and gross realized losses on those sales amounted to $1,427,881 and $35,657, respectively. During 2004, proceeds from sales of available-for-sale securities amounted to $98,347,353. Gross realized gains and gross realized losses on those sales amounted to $1,577,110 and $87,205, respectively. During 2003, proceeds from sales of available-for-sale securities amounted to $49,353,780. Gross realized gains and gross realized losses on those sales amounted to $1,136,732 and $78,592, respectively. The tax provision applicable to these net realized gains amounted to $473,356, $580,318 and $412,146, respectively. In 2005, a writedown of $182,500 was recorded on an available-for-sale security.

The amortized cost basis and fair value of securities of issuers which exceeded 10% of stockholders' equity were as follows as of December 31, 2005:

	Amortized Cost Basis	Fair Value
Federal National Mortgage Association Preferred Stock	$5,759,052	$5,603,706
Federal Home Loan Mortgage Corporation Preferred Stock	7,533,576	6,842,282

Total carrying amounts of $38,612,787 and $4,712,905 of debt securities were pledged to secure Federal Home Loan Bank advances, public deposits, treasury tax and loan and for other purposes as required by law as of December 31, 2005 and 2004, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are temporarily impaired, are as follows as of December 31, 2005:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies preferred stock	$	$	$ 9,983,488	$ 946,300	$ 9,983,488	$ 946,300
Debt securities issued by the U.S. Treasury and other U. S. government corporations and agencies	30,132,339	1,192,830	20,383,299	681,864	50,515,638	1,874,694
Debt securities issued by states of the United States and political subdivisions of the states	17,931,437	245,720	2,774,361	48,045	20,705,798	293,765
Mortgage-backed securities	23,808,282	605,473	13,416,890	556,479	37,225,172	1,161,952
Total temporarily impaired securities	$71,872,058	$2,044,023	$46,558,038	$2,232,688	$118,430,096	$4,276,711

Securities exhibiting unrealized losses are analyzed to determine that the impairments are not other-than-temporary and the following information is considered. U.S. Government securities are backed by the full faith and credit of the United States and therefore bear no credit risk. U.S. Government agencies securities, which have a significant impact in financial markets, have minimal credit risk. All investments maintain a credit rating of at least investment grade by one of the nationally recognized rating agencies. Mortgage-backed securities are issued by federal government agencies or by private issuers with minimum security ratings of AAA.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2005	2004
Commercial, financial and agricultural	$ 15,354,328	$ 15,126,711
Real estate - construction and land development	18,814,408	14,289,715
Real estate - residential	135,618,937	130,414,119
Real estate - commercial	40,889,007	35,486,897
Consumer	7,899,912	9,121,747
Other	46,783	69,385
	218,623,375	204,508,574
Unearned income	(8,056)	(18,529)
Allowance for loan losses	(2,626,170)	(2,511,546)
Net loans	$215,989,149	$201,978,499

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2005. Total loans to such persons and their companies amounted to $735,130 as of December 31, 2005. During 2005, principal advances of $528,868 were made and repayments totaled $605,027.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2005	2004	2003
Balance at beginning of period	$2,511,546	$1,664,274	$1,458,359
Provision for loan losses	210,000	250,000	312,500
Recoveries of loans previously charged off	39,094	28,302	48,508
Loans charged off	(134,470)	(69,742)	(155,093)
Allowance related to business combination		638,712	
Balance at end of period	$2,626,170	$2,511,546	$1,664,274

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2005	2004
	(in thousands)	
Total nonaccrual loans	$694	$1,739
Accruing loans which are 90 days or more overdue	$ 79	$ 528

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

	2005		2004	
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$ 0	$0	$183,317	$0
Loans for which there is no related allowance for credit losses	______	—	_______	—
Totals	$ 0	$0	$183,317	$0
Average recorded investment in impaired loans during the year ended December 31	$73,133		$ 73,327	
Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired				
Total recognized	$ 6,665		$ 5,843	
Amount recognized using a cash-basis method of accounting	$ 6,665		$ 5,843	

In 2005, 2004 and 2003 the Bank capitalized mortgage servicing rights totaling $73,849, $112,187 and $69,844, respectively, and amortized $164,178, $66,019 and $1,924, respectively. The balance of capitalized mortgage servicing rights included in other assets at December 31, 2005 and 2004 was $414,900 and $498,371, respectively. On September 10, 2004 the Bank acquired mortgage servicing rights of $392,256, exclusive of $2,388 in valuation allowance, through the acquisition of Canaan National Bancorp, Inc.

Following is an analysis of the aggregate changes in the valuation allowance for mortgage servicing rights for the years ended December 31:

	2005	2004
Balance, beginning of year	$ 7,973	$ 670
Additions	16,077	5,621
Valuation allowance from business combination		2,388
Reductions	(22,935)	(706)
Balance, end of year	$ 1,115	$7,973

The fair value of the mortgage servicing rights was $525,209 and $516,322 as of December 31, 2005 and 2004, respectively.

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage and other loans serviced for others was $49,567,721 and $49,026,331 at December 31, 2005 and 2004, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2005	2004
Land	$ 775,844	$ 483,344
Buildings	5,629,513	5,338,726
Furniture and equipment	2,696,510	2,364,380
	9,101,867	8,186,450
Accumulated depreciation and amortization	(2,649,888)	(2,252,472)
	$6,451,979	$5,933,978

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more as of December 31, 2005 and 2004 was $27,662,727 and $32,955,388, respectively.

For time deposits as of December 31, 2005, the scheduled maturities for years ended December 31 are as follows:

2006	$59,576,491
2007	19,944,040
2008	3,196,204
2009	2,358,793
2010	3,328,339
Fair value adjustment	4,014
	$88,407,881

Certain directors and executive officers of the Company and companies in which they have a significant ownership interest were customers of the Bank during 2005. Total deposits of such persons and their companies amounted to $1,739,823 and $1,672,885 as of December 31, 2005 and 2004, respectively.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the five fiscal years ending after December 31, 2005, and thereafter, are summarized as follows:

2006	$ 9,942,009
2007	1,589,044
2008	11,577,699
2009	1,320,213
2010	22,202,309
Thereafter	23,939,479
Fair value adjustment	444,861
	$71,015,614

As of December 31, 2005, the following advances from the FHLB were redeemable at par at the option of the FHLB:

MATURITY DATE	OPTIONAL REDEMPTION DATE	AMOUNT
4/27/2009	1/26/2006 and quarterly thereafter	$ 500,000
4/27/2009	1/26/2006 and quarterly thereafter	500,000
1/25/2010	1/25/2006 and quarterly thereafter	19,000,000
2/8/2010	2/7/2006 and quarterly thereafter	600,000
12/15/2010	3/15/2006 and quarterly thereafter	800,000
12/20/2010	3/20/2006 and quarterly thereafter	500,000
12/27/2010	3/27/2006 and quarterly thereafter	1,000,000
1/24/2011	1/23/2006 and quarterly thereafter	1,000,000
2/28/2011	2/27/2006 and quarterly thereafter	10,000,000
2/28/2011	2/27/2006 and quarterly thereafter	850,000
3/1/2011	3/1/2006 and quarterly thereafter	500,000
3/7/2011	3/6/2006 and quarterly thereafter	1,000,000
12/16/2013	3/15/2006 and quarterly thereafter	10,000,000

The advances also include $400,000 borrowed in 2002 at 4.37% which is a Knock-out Advance with a Strike Rate of 7%. If the three month LIBOR rate exceeds the Strike Rate of 7% on January 9, 2006 and quarterly thereafter, the FHLB will require that this borrowing become due immediately upon the Strike Date as defined in the Contract. As of December 31, 2005, the three month LIBOR was 4.54%. The maturity date is April 9, 2007.

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2005, the interest rates on FHLB advances ranged from 1.55 percent to 6.30 percent. At December 31, 2005, the weighted average interest rate on FHLB advances was 4.90 percent.

NOTE 8 - EMPLOYEE BENEFITS

The Bank has an insured noncontributory defined benefit retirement plan available to all employees eligible as to age and length of service. Benefits are based on a covered employee's final average compensation, primary social security benefit and credited service. The Bank makes annual contributions which meet the Employee Retirement Income Security Act minimum funding requirements.

The following tables set forth information about the plan as of December 31 and the years then ended, using a measurement date of December 31:

	2005	2004	2003
Change in projected benefit obligation:			
Benefit obligation at beginning of year	$4,108,971	$2,762,015	$2,019,027
Adjustment		960,236	
Actuarial loss (gain)	783,390	(12,650)	489,531
Service cost	466,570	259,513	188,104
Interest cost	290,825	220,533	148,033
Benefits paid	(154,050)	(80,676)	(82,680)
Benefit obligation at end of year	5,495,706	4,108,971	2,762,015
Change in plan assets:			
Plan assets at estimated fair value at beginning of year	2,839,515	1,787,563	1,396,711
Actual return on plan assets	94,489	140,306	205,463
Contributions	591,000	992,322	268,069
Benefits paid	(154,050)	(80,676)	(82,680)
Fair value of plan assets at end of year	3,370,954	2,839,515	1,787,563
Funded status	(2,124,752)	(1,269,456)	(974,452)
Unrecognized net loss	2,330,482	1,503,149	560,356
Unrecognized prior service cost	2,696	3,589	93,653
Unamortized net obligation existing at date of adoption of SFAS No. 87		2,771	58,364
Additional minimum liability	(448,005)		
(Accrued) prepaid benefit cost included in the balance sheet	$ (239,579)	$ 240,053	$ (262,079)

The $960,236 adjustment made to the 2004 beginning of year projected benefit obligation is a result of a change in calculation methodology from the prior actuary to the current actuary, hired by the Bank in April 2004, including the effect of reflecting salary increases in the determination of liabilities. The adjustment also includes liability gains and losses due to demographic experience. Net periodic cost for the year ended December 31, 2004 of $490,190 includes additional amortization of the transition obligation and additional amortization of prior service cost in the amounts of $46,921 and $89,172, respectively, as a result of this adjustment. Net income for the year ended December 31, 2004 was reduced by $83,085, net of tax benefit of $53,008, related to this adjustment.

Amounts recognized in the balance sheets as of December 31, 2005 and 2004 consist of:

	2005	2004
(Accrued) prepaid benefit cost	$ (239,579)	$ 240,053
Additional minimum liability	(448,005)	
Intangible asset	2,696	
Accumulated other comprehensive loss	445,309	
Net amount recognized	$ (239,579)	$ 240,053

The accumulated benefit obligation for the Bank's defined benefit pension plan was $3,610,533 and $2,824,624 at December 31, 2005 and 2004, respectively.

The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.0% for 2005 and 2004. The rate of increase in future compensation levels was based on the following graded table for 2005 and 2004:

AGE	RATE
25	4.75%
35	4.25
45	3.75
55	3.25
65	3.00

Components of net periodic cost are as follows for the years ended December 31:

	2005	2004	2003
Service cost	$466,570	$259,513	$188,104
Interest cost on benefit obligation	290,825	220,533	148,033
Expected return on assets	(236,062)	(196,448)	(107,010)
Amortization of transition obligation	2,771	55,593	8,672
Amortization of prior service cost	893	90,064	892
Amortization of net loss	97,630	60,935	
Net periodic cost	$622,627	$490,190	$238,691

The discount rate used to determine the net periodic cost was 6.00% for 2005, 2004 and 2003; and the expected return on plan assets was 7.50% for 2005 and 7.25% for 2004 and 2003.

The graded table was also used for the rate of compensation increase in determining the net periodic benefit cost in 2005 and 2004 and no rate of increase was used in 2003.

Pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on pension plan assets of 7.50% for 2005. In developing the expected long-term rate of return assumption, asset class return expectations were evaluated as well as long-term inflation assumptions, and historical returns based on the current target asset allocations of 60% equity and 40% fixed income. The Bank regularly reviews the asset allocations and periodically rebalances investments when considered appropriate. While all future forecasting contains some level of estimation error, the Bank believes that 7.50% falls within a range of reasonable long-term rate of return expectations for pension plan assets. The Bank will continue to evaluate the actuarial assumptions, including expected rate of return, at least annually, and will adjust as necessary.

Plan Assets

The pension plan investments are managed by the Trust Department of the Bank. The investments in the plan are reviewed and approved by the Trust Committee. The asset allocation of the plan is a balanced allocation. Debt securities are timed to mature when employees are due to retire. Debt securities are laddered for coupon and maturity. Equities are put in the plan to achieve a balanced allocation and to provide growth of the principal portion of the plan and to provide diversification. The Trust Committee reviews the policies of the plan. The prudent investor rule and applicable ERISA regulations apply to the management of the funds and investment selections.

The Bank's pension plan asset allocations by asset category are as follows:

	December 31, 2005		December 31, 2004	
Asset Category	Fair Value	Percent	Fair Value	Percent
Equity securities	$ 987,888	29.4%	$1,054,531	37.1%
U.S. Government treasury and agency securities	1,319,226	39.1	991,537	34.9
Corporate bonds	23,632	.7	24,032	.9
Mutual funds	583,354	17.3	462,875	16.3
Money market mutual funds	344,620	10.2	306,540	10.8
Certificates of deposit	112,234	3.3		
Total	$3,370,954	100.0%	$2,839,515	100.0%

There were no securities of the Bancorp and related parties included in plan assets as of December 31, 2005 and 2004.

Based on current data and assumptions, the following benefits are expected to be paid for each of the following five years and, in the aggregate, the five years thereafter:

2006	$ 119,000
2007	167,000
2008	88,000
2009	126,000
2010	193,000
2011 - 2015	3,685,000

The Bank contributed $671,000 to its pension plan in January of 2006 for the 2005 plan year and does not expect to make other contributions in 2006.

The Bank adopted a 401(k) Plan effective in 2000. Under the Plan eligible participants may contribute a percentage of their pay, subject to IRS limitations. The Bank may make discretionary contributions to the Plan. The Bank's contribution expense in the years ended December 31, 2005, 2004 and 2003 amounted to approximately $91,212, $60,000 and $46,000, respectively. Discretionary contributions vest in full after five years.

Fourteen of the Company's executives have a change in control agreement ("agreement") with the Company. The agreements provide that if following a "change-in-control" of the Company or Bank, an Executive Officer is terminated under certain defined circumstances, or is reassigned, within a period of twelve (12) months following the change in control, such Executive Officer will be entitled to a lump sum payment equal to six or 12 months of his or her compensation based upon the most recent aggregate base salary paid to the Executive Officer in the twelve (12) month period immediately preceding the date of change in control.

NOTE 9 - INCOME TAXES

The components of income tax expense are as follows for the years ended December 31:

	2005	2004	2003
Current:			
Federal	$ 986,976	$631,007	$ 708,089
State	60,164	250	422,520
	1,047,140	631,257	1,130,609
Deferred:			
Federal	12,873	131,788	126,996
State		11,903	10,345
Change in valuation allowance	54,400		
	67,273	143,691	137,341
Total income tax expense	$1,114,413	$774,948	$1,267,950

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2005 % of Income	2004 % of Income	2003 % of Income
Federal income tax at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:			
Tax-exempt income	(15.8)	(18.2)	(15.8)
Other items	(.3)	.2	1.0
State tax, net of federal tax benefit	.7	.2	5.6
Change in valuation allowance	1.0		
Effective tax rates	19.6%	16.2%	24.8%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 704,341	$ 662,814
Interest on non-performing loans	8,385	24,611
Accrued deferred compensation	22,429	18,810
Post-retirement benefits	27,880	27,880
Other real estate owned property writedown	22,101	22,101
Capital loss carryforward	89,250	27,200
Mark to market purchase accounting adjustments	323,515	318,244
Preferred stock amortization	3,991	3,991
Minimum pension liability	151,405	
Net unrealized holding loss on available-for-sale securities	1,339,834	461,071
Gross deferred tax assets	2,693,131	1,566,722
Valuation allowance	(81,600)	(27,200)
	2,611,531	1,539,522
Deferred tax liabilities:		
Core deposit intangible asset	(633,725)	(621,035)
Accelerated depreciation	(998,515)	(1,030,994)
Discount accretion	(189)	(5,299)
Mortgage servicing rights	(141,067)	(169,446)
Prepaid pension	(244,011)	(81,619)
Gross deferred tax liabilities	(2,017,507)	(1,908,393)
Net deferred tax asset (liability)	$ 594,024	$ (368,871)

Included in the net deferred tax liabilities activity during the year ending December 31, 2004 is a $704,560 deferred tax liability recorded related to the Canaan National Bancorp, Inc. merger.

As of December 31, 2005, the Company had no operating loss and tax credit carryovers for tax purposes.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank entered into an agreement with a third party in which the third party is to provide the Bank with account processing services and other miscellaneous services. Under the agreement, the Bank is obligated to pay monthly processing fees through August 5, 2010. In the event the Bank chooses to cancel the agreement prior to the end of the contract term a lump sum termination fee will have to be paid. The fee shall be calculated as the average monthly billing, exclusive of pass through costs for the past twelve months, multiplied by the number of months and any portion of a month remaining in the contract term.

NOTE 11 - FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income producing properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2005 and 2004, the maximum potential amount of the Bank's obligation was $21,900 and $31,900, respectively, for financial and standby letters of credit. The Bank's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Bank may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Bank may take possession of the collateral, if any, securing the line of credit.

The estimated fair values of the Bank's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 10,204,375	$ 10,204,375	$ 11,677,494	$ 11,677,494
Available-for-sale securities	145,608,297	145,608,297	178,654,748	178,654,748
Held-to-maturity securities	146,856	147,202	218,374	219,623
Federal Home Loan Bank stock	5,413,200	5,413,200	5,413,200	5,413,200
Loans held-for-sale			375,000	381,347
Loans, net	215,989,149	215,652,000	201,978,499	201,271,000
Accrued interest receivable	2,362,924	2,362,924	2,256,499	2,256,499
Financial liabilities:				
Deposits	287,271,202	287,598,000	298,841,846	299,977,000
FHLB advances	71,015,614	71,362,000	79,213,283	79,167,886
Due to broker			1,083,331	1,083,331

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

The amounts of financial instrument liabilities with off-balance sheet credit risk are as follows as of December 31:

	2005	2004
Commitments to originate loans	$ 3,242,137	$ 7,681,700
Standby letters of credit	21,900	31,900
Unadvanced portions of loans:		
Home equity	24,847,998	23,085,518
Commercial lines of credit	8,495,283	9,136,426
Construction	4,521,483	4,913,228
Consumer	6,837,017	7,260,206
	$47,965,818	$52,108,978

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 12 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located in northwestern Connecticut and bordering New York and Massachusetts towns. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in northwestern Connecticut and bordering New York and Massachusetts towns.

NOTE 13 - REGULATORY MATTERS

Bancorp and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$34,058	15.76%	$17,801	≥8.0%	N/A	
Salisbury Bank and Trust Company	34,492	15.53	17,771	≥8.0	$22,213	≥10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	32,432	14.58	8,900	≥4.0	N/A	
Salisbury Bank and Trust Company	31,732	14.29	8,885	≥4.0	13,328	≥6.0
Tier 1 Capital (to Average Assets)						
Consolidated	32,432	8.27	15,687	≥4.0	N/A	
Salisbury Bank and Trust Company	31,732	8.11	15,649	≥4.0	19,562	≥5.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollar amounts in thousands)					
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$31,579	12.13%	$20,825	≥8.0%	N/A	
Salisbury Bank and Trust Company	31,008	11.90	20,840	≥8.0	$26,050	≥10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	28,940	11.12	10,412	≥4.0	N/A	
Salisbury Bank and Trust Company	28,369	10.89	10,420	≥4.0	15,630	≥6.0
Tier 1 Capital (to Average Assets)						
Consolidated	28,940	7.22	16,042	≥4.0	N/A	
Salisbury Bank and Trust Company	28,369	7.09	16,016	≥4.0	20,020	≥5.0

The declaration of cash dividends is dependent on a number of factors, including regulatory limitations, and the Company's operating results and financial condition. The stockholders of Bancorp will be entitled to dividends only when, and if, declared by the Bancorp's Board of Directors out of funds legally available therefore. The declaration of future dividends will be subject to favorable operating results, financial conditions, tax considerations, and other factors.

Under Connecticut law, the Bank may pay dividends only out of net profits. The Connecticut Banking Commissioner's approval is required for dividend payments which exceed the current year's net profits and retained net profits from the preceding two years. As of December 31, 2005, the Bank is restricted from declaring dividends to Bancorp in an amount greater than $1,682,846.

NOTE 14 - DIRECTORS STOCK RETAINER PLAN

At the 2001 annual meeting the stockholders of Bancorp voted to approve the "Directors Stock Retainer Plan of Salisbury Bancorp, Inc. (the Plan)." This plan provides non-employee directors of the Company with shares of restricted stock of Bancorp as a component of their compensation for services as directors. The maximum number of shares of stock that may be issued pursuant to the plan is 15,000. The first grant date under this plan preceded the 2002 annual meeting of stockholders. Each director whose term of office begins with or continues after the date the Plan was approved by the stockholders is issued an "annual stock retainer" consisting of 120 shares of fully vested restricted common stock of Bancorp. In 2005, 2004 and 2003, 940, 840 and 840 shares, respectively, were issued under the Plan and the related compensation expense amounted to $36,566, $31,836 and $23,688, respectively.

NOTE 15 - MERGER

On September 10, 2004, Canaan National Bancorp, Inc. ("Canaan National") merged (the "Merger") with and into the Company. Under the terms of the Merger, the shareholders of Canaan National received a total of $6,020,163 in cash and 257,483 shares of Bancorp common stock in exchange for all shares of Canaan National Bancorp, Inc. stock. The value of the 257,483 shares issued was $10,698,418 and was determined based on the September 10, 2004 closing market price of $41.55 of Bancorp's common stock.

The Merger was accounted for using the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed have been recorded by the Company at their fair values at the consummation date. During the appraisal process, an identifiable intangible asset of $1,191,279 was calculated and is being amortized to expense over a period of 12 years. Goodwill recorded totaled $7,151,421 and will be analyzed for impairment on at least an annual basis. Financial statement amounts for Canaan National are included in the Company's consolidated financial statements beginning on the acquisition date. A summary of net assets acquired is included in the supplemental disclosures in the cash flow statement.

The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of Canaan National had occurred at January 1, 2003:

	Year Ended December 31,	
	2004	2003
Gross revenues	$25,291,875	$26,027,000
Net income	$ 4,870,000	$ 4,683,000
Net income per share	$2.89	$2.78

The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.

NOTE 16 - GOODWILL AND INTANGIBLE ASSETS

The Company's assets as of December 31, 2005 and 2004 include goodwill of $2,357,884 relating to the purchase of a branch of a bank in 2001. In 2004 the Company recorded $7,151,421 of additional goodwill from the merger with Canaan National Bancorp, Inc. Goodwill recognized in the 2004 merger is not deductible for tax purposes.

The Company evaluated its goodwill as of December 31, 2005 and 2004 and found no impairment.

A summary of acquired amortized intangible assets is as follows:

	As of December 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible-branch purchase	$ 888,606	$293,354	$ 595,252
Core deposit intangible-Canaan National merger	1,191,279	128,816	1,062,463
Total	$2,079,885	$422,170	$1,657,715

	As of December 31, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible-branch purchase	$ 888,606	$225,000	$ 663,606
Core deposit intangible-Canaan National merger	1,191,279	32,754	1,158,525
Total	$2,079,885	$257,754	$1,822,131

Aggregate amortization expense was $164,416, $101,109 and $68,355 in 2005, 2004 and 2003, respectively. Amortization is being calculated on a straight-line basis.

Estimated amortization expense for each of the five years succeeding 2005 is as follows:

2006	$164,216
2007	164,216
2008	164,216
2009	164,216
2010	164,216
	$821,080

NOTE 17 - RECLASSIFICATION

Certain amounts in the prior years have been reclassified to be consistent with the current year's statement presentation.

NOTE 18 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed financial statements are for Salisbury Bancorp, Inc. (Parent Company Only) and should be read in conjunction with the Consolidated Financial Statements of Salisbury Bancorp, Inc. and Subsidiary.

SALISBURY BANCORP, INC.

(Parent Company Only)

BALANCE SHEETS

December 31, 2005 and 2004

ASSETS	2005	2004
Checking account in Salisbury Bank and Trust Company	$	$ 630
Money market mutual funds	1,119,724	941,890
Cash and cash equivalents	1,119,724	942,520
Investment in subsidiary	40,741,857	40,129,049
Other assets	1,577	35,484
Total assets	$41,863,158	$41,107,053
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ 420,835	$ 403,776
Other liabilities		3,677
Total liabilities	420,835	407,453
Total stockholders' equity	41,442,323	40,699,600
Total liabilities and stockholders' equity	$41,863,158	$41,107,053

SALISBURY BANCORP, INC.

(Parent Company Only)

STATEMENTS OF INCOME

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Dividend income from subsidiary	$1,780,000	$7,510,000	$1,540,000
Taxable interest on securities	24,068	4,375	2,873
	1,804,068	7,514,375	1,542,873
Legal expense		10,500	26,823
Supplies and printing	1,632	2,042	6,873
Other expense	27,559	24,167	63,405
	29,191	36,709	97,101
Income before income tax benefit and equity in undistributed (distributed) net income of subsidiary	1,774,877	7,477,666	1,445,772
Income tax benefit	(1,577)	(5,647)	(32,000)
Income before equity in undistributed (distributed) net income of subsidiary	1,776,454	7,483,313	1,477,772
Equity in undistributed (distributed) net income of subsidiary	2,784,887	(3,464,371)	2,362,330
Net income	$4,561,341	$4,018,942	$3,840,102

SALISBURY BANCORP, INC.

(Parent Company Only)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities:			
Net income	$4,561,341	$4,018,942	$3,840,102
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in (undistributed) distributed net income of subsidiary	(2,784,887)	3,464,371	(2,362,330)
Deferred tax expense			1,000
Decrease (increase) in taxes receivable	4,070	(5,647)	
Decrease (increase) in due from subsidiary		33,000	(23,547)
Decrease (increase) in other assets	29,837	189,807	(219,644)
Decrease in other liabilities	(3,677)	(78,323)	
Issuance of shares for Director's fees	36,566	31,836	23,688
Net cash provided by operating activities	1,843,250	7,653,986	1,259,269
Cash flows from investing activities:			
Cash paid to Canaan National Bancorp, Inc. shareholders		(6,020,163)	
Cash and cash equivalents acquired from Canaan National Bancorp, Inc., net of expenses paid of $309,419		222,868	
Net cash used in investing activities		(5,797,295)	
Cash flows from financing activities:			
Dividends paid	(1,666,046)	(1,415,074)	(1,295,533)
Net cash used in financing activities	(1,666,046)	(1,415,074)	(1,295,533)
Net increase (decrease) in cash and cash equivalents	177,204	441,617	(36,264)
Cash and cash equivalents at beginning of year	942,520	500,903	537,167
Cash and cash equivalents at end of year	$1,119,724	$ 942,520	$ 500,903
Supplemental disclosure:			
Liability assumed in merger with Canaan National Bancorp, Inc.		$ 82,000	

NOTE 19 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly financial data for 2005 and 2004 follows:

	(In thousands, except earnings per share) 2005 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$5,034	$5,069	$5,272	$5,441
Interest expense	1,645	1,744	1,906	2,057
Net interest and dividend income	3,389	3,325	3,366	3,384
Provision (benefit) for loan losses	90	90	90	(60)
Other income	1,389	1,226	1,275	975
Other expense	3,026	2,965	3,068	3,385
Income before income taxes	1,662	1,496	1,483	1,034
Income tax expense	333	188	352	241
Net income	$1,329	$1,308	$1,131	$ 793
Earnings per common share	$ .79	$ .78	$ .67	$ .47

	(In thousands, except earnings per share) 2004 Quarters Ended			
	March 31	June 30	Sept. 30	Dec. 31
Interest and dividend income	$3,755	$3,815	$4,105	$4,876
Interest expense	1,269	1,273	1,390	1,727
Net interest and dividend income	2,486	2,542	2,715	3,149
Provision for loan losses	60	60	60	70
Other income	1,092	1,122	1,124	1,417
Other expense	2,077	2,260	2,985	3,281
Income before income taxes	1,441	1,344	794	1,215
Income tax expense (benefit)	369	248	(2)	160
Net income	$1,072	$1,096	$ 796	$1,055
Earnings per common share	$ .74	$ .77	$ .54	$ .63

STOCKHOLDER INFORMATION

ANNUAL REPORT

A copy of the Company's Annual Report on Form 10-K for 2005 may be obtained without charge upon written request to:

John F. Foley, Chief Financial Officer
Salisbury Bancorp, Inc.
5 Bissell Street
P. O. Box 1868
Lakeville, Connecticut 06039

STOCK SYMBOL: "SAL"

Salisbury Bancorp, Inc.'s common stock is traded under the symbol "SAL" on the American Stock Exchange.

TRANSFER AGENT-REGISTRAR

For stockholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen stock certificates, please contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
1-800-368-5948

AUDITORS

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, Massachusetts 01960-3635

MARKET FOR REGISTRANT'S COMMON EQUITY RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Market Information

The Company's common stock is traded on The American Stock Exchange under the symbol "SAL". The following table presents the high and low sales prices of the Company's common stock.

	2005 Quarters				2004 Quarters			
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Range of Stock prices:								
High	**$40.20**	**$40.70**	**$40.80**	**$43.50**	$45.55	$43.05	$38.80	$41.55
Low	**$37.90**	**$35.60**	**$36.50**	**$39.00**	$43.00	$36.00	$36.25	$38.50

(b) Holders

There were approximately 743 holders of record of the common stock of the Company as of March 3, 2006. This number includes brokerage firms and other financial institutions which hold stock in their name, but which is actually owned by third parties.

(c) Dividends

Dividends are currently declared four times a year, and the Company expects to follow such practices in the future. During the year 2005, the Company declared a cash dividend each quarter of $.25 per share. Dividends for the year 2005 totaled $1.00 per share which compared to total dividends of $.96 that were declared in the year 2004. At their March 6, 2006 meeting, the Directors of the Company declared a cash dividend of $.26 per share for the first quarter of 2006. The dividend will be paid on April 28, 2006 to stockholders of record as of March 31, 2006. Payments of all dividends are dependent upon the condition and earnings of the Company. The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and by the provisions of Connecticut Corporate law, which provide that no distribution may be made by a company if, after giving it effect: (1) the company would not be able to pay its debts as they become due in the usual course of business or (2) the company's total assets would be less than the sum of its total liabilities plus amounts needed to satisfy any preferred stock rights. The following table presents cash dividends declared per share for the last two years:

	2005 Quarters				2004 Quarters			
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Cash dividends declared	**$0.25**	**$0.25**	**$0.25**	**$0.25**	$0.24	$0.24	$0.24	$0.24

The dividends paid to stockholders of the Company are funded primarily from dividends received by the Company from the Bank. Reference should be made to Note 13 of the Consolidated Financial Statements for a description of restrictions on the ability of the Bank to pay dividends to the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the two (2) most recent fiscal years, the Company and the Bank have had no changes in or disagreements with its independent accountants on accounting and financial disclosure matters.

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Left Blank

Officers of Salisbury Bancorp, Inc.

John F. Perotti
Chairman and Chief Executive Officer

Richard J. Cantele, Jr.
President, Chief Operating Officer and Secretary

John F. Foley
Chief Financial Officer and Treasurer

Officers of Salisbury Bank and Trust Company

John F. Perotti
Chairman and Chief Executive Officer

Richard J. Cantele, Jr.
President and Chief Operating Officer

John F. Foley
Chief Financial Officer and Treasurer

Gerard J. Baldwin
Executive Vice President, Commercial Lending and New Business Development

Todd M. Clinton
Senior Vice President, Chief Technology and Compliance Officer

Diane E.R. Johnstone
Senior Vice President and Trust Officer

Geoffrey A. Talcott
Senior Vice President and Chief Lending Officer

Jonathan P. Blum
Vice President and Trust Officer

William C. Lambert
Vice President and Trust Officer

Joseph C. Law
Vice President, Loan Administration

Darrel S. Long
Vice President, Operations

Lana J. Morrison
Vice President and Secretary

Melanie K. Neely
Vice President, Finance

Sharon A. Pilz
Vice President and Trust Officer

Betsy A. Summerville
Vice President

Robin L. Foley
Assistant Vice President, Loan Origination

Shelly L. Humeston
Assistant Vice President, Administration

Robert J. Lotz
Assistant Vice President, Finance

Jane M. Martel
Assistant Vice President, Deposit Operations

Karen S. Ralph
Assistant Vice President, Credit Administration

Robert A. Wiseman
Assistant Vice President, Trust Operations

Spring J. Bagnall
Mortgage/Consumer Loan Officer

Linda F. Decker
Assistant Treasurer

Betsy R. Devino
Retail Banking Officer

Francis A. English
Commercial Loan Officer

Alton E. Golden
Retail Banking Officer and Branch Assistant

Michele O. Hanlon
Mortgage Servicing Officer

Lisa D. Riley
Loan Servicing Officer

Marie E. Tighe
IT Officer

The Branch Managers

Melissa A.S. Galm
Lakeville Office

Alice C. Kent
Salisbury Office

Linda F. Decker
Sharon Office

Betsy R. Devino
Canaan Office

Nancy S. Missaggia
Sheffield Office

Georgann B. Farnum
South Egremont Office



SALISBURY BANCORP, INC.

THE HOLDING COMPANY FOR

SALISBURY BANK AND TRUST COMPANY

WITH OFFICES IN LAKEVILLE, SALISBURY, SHARON, AND CANAAN, CONNECTICUT
SHEFFIELD AND SOUTH EGREMONT, MASSACHUSETTS

Telephone (860) 435-9801, (860) 364-0500 or (860) 824-5423
(800) 222-9801 (toll free from CT, NY, MA)

SBT Link: (877) SBT-1212 (toll free), 824-8262 (local)

www.salisburybank.com

Cyd Emmons Associates, design
John Emmons, photography